Exhibit 2

FOR IMMEDIATE RELEASE	9 February 2012

WPP PLC (“WPP”)

Tenthavenue to acquire Wisereach, a leading mobile marketing agency in China

WPP announces that its wholly-owned operating company, tenthavenue, in partnership with GroupM, has agreed to acquire Wisereach, a leading mobile marketing agency in China, subject to regulatory approval.

Founded in 2009 and based in Beijing, Wisereach is a mobile marketing agency offering creative services, strategy application development, CRM and media buying. Clients include Audi, Dell, Michelin and Microsoft.

This investment continues WPP’s strategy of developing its services in fast-growing and important markets and sectors. Greater China - a region WPP has been committed to for over 20 years - remains one of the fastest growth markets for the company, currently WPP’s fourth largest market with revenues of US $1.1 billion in 2011. The Group currently employs 13,000 people (including associates) across Greater China, underlining its strong leadership position in the region - as in Asia overall - across all communications services. In 2011, Asia-based agency research consultancy R3 estimated that WPP’s revenues in mainland China were US$813 million, with the next biggest competitors Publicis and Omnicom at US$236 million and US$219 million respectively.

Contact:

Feona McEwan, WPP	+44 (0)207 408 2204